Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 4, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued a clarification announcement on February 3, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated February 3, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
February 4, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the
People’s Republic of China with limited liability)
(the “Company”)
(Stock code: 02628)

CLARIFICATION ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”).

There were recent press reports relating to certain operational results of the Company (including net profits) for the year ended 31 December 2007. The board of directors of the Company (“Board of Directors”) wishes to clarify that up to now, the Company’s annual results for the year ended 31 December 2007 (“Annual Results”) are being prepared and the Company has not authorised the disclosure of any information relating to the Company’s operational results for the year ended 31 December 2007. The figures relating to the Company’s 2007 operational results as disclosed in the above-mentioned press reports are untrue and inaccurate. The Company will publish the Annual Results within the time frame prescribed under the Listing Rules.

This announcement is made pursuant to Rule 13.09 of the Listing Rules. There were recent press reports relating to certain operational results of the Company (including net profits) for the year ended 31 December 2007. The Board of Directors wishes to clarify that up to now, the Annual Results are being prepared and the Company has not authorised the disclosure of any information relating to the Company’s operational results for the year ended 31 December 2007. The figures relating to the Company’s 2007 operational results as disclosed in the above-mentioned press reports are untrue and inaccurate. The Company will publish the Annual Results within the time frame prescribed under the Listing Rules. Shareholders and potential investors should refer to the Company’s announcement on the Annual Results formally published by the Company.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board of Directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Commission File Number 001-31914

As at the date of this announcement, the Board of Directors comprises:

Executive directors:	Yang Chao, Wan Feng
Non-executive directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive directors:	Long Yongtu, Sun Shuyi,
Ma Yongwei, Chau Tak Hay,
Cai Rang, Ngai Wai Fung

Hong Kong, 3 February 2008